EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NEOGEN CORPORATION AND SUBSIDIARIES

May 31, 2009

	WHERE INCORPORATED	PERCENTAGE OWNED BY NEOGEN CORPORATION
Acumedia Manufacturers, Inc.	Michigan	100%
Centrus International, Inc.	Delaware	100%
Ideal Instruments, Inc.	Michigan	100%
Neogen Europe Limited	Scotland, United Kingdom	100%
Hacco, Inc.	Michigan	100%
Hess & Clark, Inc.	Michigan	100%
International Diagnostic Systems Inc.	Michigan	100%
Neogen Latinoamerica S.A.P.I. DE C.V. Neogen Properties, LLC Neogen Properties, LLC II Neogen Properties, LLC III Neogen Properties, LLC IV	Mexico City, Mexico Michigan Michigan Michigan Michigan	60% 100% 100% 100% 100%

All of the subsidiaries listed above are included in the consolidated financial statements of Neogen Corporation.